July 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:                             EnteroMedics Inc.

Registration Statement on Form S-3

File No. 333-216600

Filed March 10, 2017, as amended on July 18, 2017

Ladies and Gentlemen:

We hereby request that the effectiveness of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on July 21, 2017, or as soon thereafter as is practicable.

In connection with this request, EnteroMedics acknowledges that:

1.              should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

2.              the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve EnteroMedics from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.              EnteroMedics may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Scott P. Youngstrom

Scott P. Youngstrom

Chief Financial Officer and Chief Compliance Officer